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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management & Servicing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46, Suite 500
(No. and Street)

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy L. Smith — (973)352-0404 x207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia LLP
(Name – *if individual, state last, first, middle name*)

200 Valley Road, Suite 300	Mt. Arlington	NJ	07856
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18/14

OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management & Servicing, Inc., as of December, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Mary Ann Pandiscia
Notary Public

MARY ANN PANDISCIA
ID #2217469
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires September 3, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors..
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NISIVOCCIA LLP
Certified Public Accountants & Advisors

Mount Arlington Corporate Center
200 Valley Road, Suite 300
Mt. Arlington, NJ 07856
973-328-1825 | 973-328-0507 Fax

Lawrence Business Center
11 Lawrence Road
Newton, NJ 07860
973-383-6699 | 973-383-6555 Fax

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

We have audited the accompanying consolidating financial statements of Comprehensive Asset Management and Servicing, Inc. (an S Corporation) ("CAMAS") and Comprehensive Capital Management, Inc. (a C Corporation) ("CCM") (both incorporated in the state of New Jersey) which comprise the consolidating balance sheet as of December 31, 2013, and the related consolidating statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct) and the related notes to the consolidating financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidating financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidating financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidating financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidating financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidating financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidating financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidating financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidating financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidating financial statements referred to above present fairly, in all material respects, the financial positions of Comprehensive Asset Management and Servicing, Inc. and Comprehensive Capital Management, Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the consolidating financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the consolidating financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and the regulations under CEAct. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidating financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidating financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidating financial statements or to the consolidating financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the consolidating financial statements as a whole.

Mount Arlington, New Jersey
February 12, 2014

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2013

	CAMAS	CCM	ELIMINATIONS	TOTAL
Assets:				
Current assets:				
Cash and cash equivalents	$ 1,027,669	$ 175,144		$ 1,202,813
Deposit with clearing broker-dealer	110,000			110,000
Commissions receivable	1,032,502			1,032,502
Fees receivable		16,875		16,875
Employee loan receivable		14,070		14,070
Prepaid expenses and other current assets	80,952	30,219		111,171
Total current assets	2,251,123	236,308		2,487,431
Property and equipment, net		15,354		15,354
Due from stockholder	45,000	214,160		259,160
Deferred income taxes		67,710		67,710
Security deposit	6,663			6,663
Total assets	$ 2,302,786	$ 533,532		$ 2,836,318
Liabilities and stockholders' equity:				
Current liabilities:				
Accounts payable and accrued expenses	$ 576,595	$ 291,286		$ 867,881
Due to (from) affiliate	5,408	(2,324)		3,084
Commissions payable	1,336,145	28,103		1,364,248
Income taxes payable		2,500		2,500
Line of credit	26,814			26,814
Capital lease obligation		10,477		10,477
Note payable		50,000		50,000
Deferred revenue	58,750	38,586		97,336
Total current liabilities	2,003,712	418,628		2,422,340
Stockholders' equity:				
Common stock - No par value, 2,500 share authorized 138.49 issued and outstanding	303,500			303,500
Common stock - No par value, 1,000 share authorized 105.263 issued and outstanding		40,000	$ (40,000)	
Additional paid-in capital	93,000	320,000	(320,000)	93,000
Retained earnings (accumulated deficit)	(97,426)	(245,096)	245,096	(97,426)
Noncontrolling interest			$ 114,904	114,904
Total stockholders' equity	299,074	114,904		413,978
Total liabilities and stockholders' equity	$ 2,302,786	$ 533,532		$ 2,836,318

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

	CAMAS	CCM	ELIMINATIONS	TOTAL
Revenues:				
Commissions	$ 17,399,734			$ 17,399,734
Advisory fees		$ 6,936,448		6,936,448
Other	746,716	65,005		811,721
Total revenues	18,146,450	7,001,453		25,147,903
Expenses:				
Commissions	15,898,827	6,423,266		22,322,093
Salaries and wages	1,132,076			1,132,076
Payroll taxes	108,566			108,566
Professional fees	267,147	259,951		527,098
Rent	132,374			132,374
Office expense	147,348	111,467		258,815
Equipment lease	92	8,180		8,272
Promotion and marketing	56,642	2,384		59,026
Recruiting	1,472			1,472
Computer and website expense	49,598	30,000		79,598
Outside services	182,566	3,804		186,370
Contributions	29,355			29,355
Clearing broker fees	51,636			51,636
Regulatory fees and assessments	48,229	10,000		58,229
Telephone	36,171			36,171
Insurance	106,147	5,534		111,681
Auto and travel	33,199			33,199
Legal settlements		280,000		280,000
Bad debt expense		14,071		14,071
Depreciation		21,394		21,394
Interest expense	1,449	3,376		4,825
Expense reimbursement charged from related parties	(105,000)	94,000		(11,000)
Total expenses	18,177,894	7,267,427		25,445,321
Loss from operations	(31,444)	(265,974)		(297,418)
Interest income	2,523	3		2,526
Loss before provision (benefit) for income taxes	(28,921)	(265,971)		(294,892)
Provision (benefit) for income taxes	1,260	(37,839)		(36,579)
Total loss after provision (benefit) for income taxes	$ (30,181)	$ (228,132)		(258,313)
Loss attributable to noncontrolling interest			$ 228,132	228,132
Consolidated net loss attributed to controlling interest			$ 228,132	$ (30,181)

SEE INDEPENDENT AUDITORS' REPORT AND NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common stock, no par value, 2,500 shares authorized: Shares issued and outstanding	Amount	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total	Noncontrolling Interest
CAMAS						
Beginning balance - January 1, 2013	138.49	$ 303,500	$ 93,000	$ (67,245)	$ 329,255	
Net loss				(30,181)	(30,181)	
Ending balance - December 31, 2013	138.49	303,500	93,000	(97,426)	299,074	
CCM (Common stock, no par value, 1,000 shares authorized)						
Beginning balance - January 1, 2013	105.263	40,000	160,000	(16,964)	183,036	
Stockholder contribution			160,000		160,000	
Net loss				(228,132)	(228,132)	
Ending balance - December 31, 2013	105.263	40,000	320,000	(245,096)	114,904	
ELIMINATIONS:						
Beginning balance - January 1, 2013		(40,000)	(160,000)	16,964	(183,036)	$ 183,036
Stockholder contribution			(160,000)		(160,000)	160,000
Income attributable to noncontrolling interest				228,132	228,132	(228,132)
Ending balance - December 31, 2013		(40,000)	(320,000)	245,096	(114,904)	114,904
TOTAL						
Beginning balance - January 1, 2013		303,500	93,000	(67,245)	329,255	183,036
Consolidated net loss				(30,181)	(30,181)	(228,132)
Ending balance - December 31, 2013		$ 303,500	$ 93,000	$ (97,426)	$ 299,074	$ 114,904

SEE INDEPENDENT AUDITORS' REPORT AND NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATNG STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

	CAMAS	CCM	ELIMINATIONS	TOTAL
Cash flows from operating activities:				
Income (loss)	$ (30,181)	$ (228,132)	$ 228,132	$ (30,181)
Adjustments to reconcile income (loss) to net cash provided by operating activities:				
Depreciation		21,394		21,394
Bad debt expense		14,071		14,071
Noncontrolling interest			(228,132)	(228,132)
Deferred taxes		(40,340)		(40,340)
Changes in operating assets and liabilities:				
Commissions receivable	(87,707)			(87,707)
Fees receivable		20,131		20,131
Prepaid expenses and other current assets	(23,601)	(9,766)		(33,367)
Accounts payable and accrued expenses	507,017	251,511		758,528
Commissions payable	104,308	(7,311)		96,997
Income taxes payable		2,500		2,500
Advanced reimbursements from representatives	(481)			(481)
Deferred revenue	58,750	(9,947)		48,803
Net cash provided by operating activities	528,105	14,111		542,216
Cash flows from investing activities:				
Due from stockholder	(43,631)	(40,000)		(83,631)
Net cash provided by (used in) investing activities	(43,631)	(40,000)		(83,631)
Cash flows from financing activities:				
Change in due to (from) affiliates	2,491	(13,869)		(11,378)
Proceeds from line of credit	74,631			74,631
Repayments of line of credit	(50,098)			(50,098)
Payments on capital lease obligation		(12,571)		(12,571)
Shareholder contribution		160,000		160,000
Net cash provided by (used in) financing activities	27,024	133,560		160,584
Net increase in cash and cash equivalents	511,498	107,671		619,169
Cash and cash equivalents, beginning of year	516,171	67,473		583,644
Cash and cash equivalents, end of year	$ 1,027,669	$ 175,144		$ 1,202,813

Supplemental disclosure of cash flow data:

	CAMAS	CCM	ELIMINATIONS	TOTAL
Cash paid for interest expense	$ 1,449	$ 3,376		$ 4,825
Cash paid for income taxes	$ 1,260	$ 247		$ 1,507

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. ("CAMAS") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). CAMAS operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain the CAMAS's customer accounts. CAMAS's clients are located throughout the United States. CAMAS's primary operating facilities are located in Parsippany, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") is a registered investment advisor subject to the regulation of the Securities and Exchange Commission. CCM provides investment management services to clients located throughout the United States. CCM operates pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM's client accounts.

Principles of Consolidation

CAMAS and CCM have been consolidated under FASB ASC Topic, *Consolidation*, that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of CAMAS, the primary beneficiary, and CCM (collectively, the "Companies") which are operated under common control and ownership. A separate entity which potentially qualifies as a variable interest entity has not been consolidated due to the insignificant nature of this entity to the Companies' financial statements. All intercompany transactions have been eliminated in consolidation.

Use of Estimates / Significant Estimates

The preparation of the consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein, and disclosures of contingent assets and contingent liabilities and accompanying notes. It is reasonably possible that the Companies' estimates may change in the near term.

Significant estimates inherent in the preparation of the accompanying consolidating financial statements include collectability of accounts receivable, accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Revenue Recognition

Commission revenue and related commission expense for CAMAS are recorded on a trade-date basis as securities and other investment transactions occur.

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

CCM's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31, 2013, represents investment advisory fees billed in excess of amounts earned. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2013 is $69,475 and $47,677 of funds held by clearing broker-dealers on behalf of CAMAS and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances. Management reviews commission receivables on a monthly basis to determine what items, if any, are past due.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of CAMAS are recorded on a trade date basis. CAMAS and CCM do not take possession of customers' securities or commodities.

Concentrations of Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Note 1 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), *Fair Value Measurements and Disclosures*, fair value is defined as a market-based measurement, not an entity-specific measurement. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the assets or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market (or in its absence, the most advantageous market) for the asset or liability.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2013.

Cash and cash equivalents, commissions and fees receivable, employee loan receivable, other current assets, due from stockholders and affiliates, accounts payable and accrued expenses, commissions payable and other current liabilities: The carrying amounts approximate fair value because of the short term maturity of these instruments.

Notes payable, line of credit, and capital leases: carried at amortized cost as the Companies can obtain similar loans, lines, and leases at the same terms; therefore the Companies have determined it approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Companies believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB Accounting Standards Codification, *Accounting for the Impairment of Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Companies' ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

The Companies adopted FASB Accounting Standards Codification, *Income Taxes*. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidating statements of operations.

CAMAS has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, CAMAS does not pay any significant federal or state income taxes. The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns.

CAMAS, a subchapter S corporation, has the tax position that it is a pass-through entity for all applicable jurisdictions. As a pass-through entity, the income tax is attributable to the owners and any income tax amounts due to or from each jurisdiction is classified as transactions with the owners. The Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey state jurisdictions. The Companies are no longer subject to income tax examinations at any time within three years from the latest filing date for federal and four years from the latest filing date for New Jersey.

Commissions Expense

Commissions and related clearing expenses for CAMAS are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM are deferred and recognized as earned by the representatives. Prepaid commissions consist of commissions paid to sales representatives for annual contracts upon renewal. Prepaid commissions are recognized as commission expense ratably over the remaining life of the contract.

Risk Management

CCM does not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Advertising Costs

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for CAMAS and CCM for the year ended December 31, 2013 are $56,642and $2,384, respectively.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after the consolidating balance sheet date through February 12, 2014 the date of the auditors' report and the date of issuance. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no unrecognized subsequent events that require additional disclosure.

Note 1 - Summary of Significant Accounting Policies (continued)

Deferred Revenue

Deferred revenue consists of amounts received in advance for sponsorships which will be recognized as income when the services are performed.

Note 2 - Property and Equipment

Property and equipment as of December 31, 2013 consists of the following:

	Estimated Useful Life	CAMAS	CCM	Total
Property and equipment	5		$ 60,409	$ 60,409
Less: Accumulated depreciation			(45,055)	(45,055)
		$ -	$ 15,354	$ 15,354

Depreciation expense for CCM for the year ended December 31, 2013 was $21,394.

Note 3 - Net Capital Requirements

CAMAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, which requires it maintain "adjusted net capital:, equivalent to the greater of $1,000,000 or 8% of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined. The Company does not maintain margin accounts for its customer; therefore, there were no excess margin securities. At December 31, 2013, CAMAS had net capital of $145,770 which was $45,522 in excess of its required net capital of $100,248. CAMAS's ratio of aggregated indebtedness to net capital at December 31, 2013 was 10.32 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 4 - Commitments

Capital Lease

During 2010, CCM entered into a capital lease for computer equipment, which expires in September 2014. The assets and liabilities under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The following is summary of property held under capital lease (included in Note 2) as of December 31, 2013:

Property and equipment	$ 50,286
Less: accumulated depreciation	(35,201)
	$ 15,085

Note 4 - Commitments (continued)

Included in depreciation expense on the consolidating statement of income is depreciation of equipment acquired under capital lease of $10,058 for the year ended December 31, 2013.

Future minimum lease payments due under capital lease are as follows:

Year Ending December 31,	
2014	$ 12,872
Less: Interest	(2,395)
Present value of minimum lease payments	$ 10,477

Operating Leases

At December 31, 2013, CAMAS is obligated under an operating lease for office facilities, which expires during December 31, 2014. The minimum monthly rent requirement is $14,751. CAMAS is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

Year Ending December 31,	
2014	$ 177,010
	$ 177,010

CAMAS has leased part of its office facilities to three subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $4,000. Rent expense for office facilities, net of sublease income of $48,000, was $132,374 for the year ended December 31, 2013.

At December 31, 2013, CCM is obligated under an operating lease for office furniture and equipment which expires during June 2014. Minimum monthly lease payments are $1,359. Minimum annual lease payments are as follows:

Year Ending December 31,	
2014	$ 8,154
	$ 8,154

Note 5 - Line of Credit

CAMAS has an available line of credit with a maximum amount of $100,000. The outstanding balance as of December 31, 2013 is $26,814 and is due on demand. Interest accrues at 3.5% per annum. The line is secured by the Company's personal property and renews every October. Interest expense related to this line of credit was $1,449 for the year ended December 31, 2013.

Note 6 - Related Party Transactions

CAMAS is a party to expense reimbursement agreements with CCM and other related parties. CAMAS provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to CAMAS from CCM and related parties during 2013 was $94,000 and $11,000, respectively.

The total amount reimbursed to CAMAS is reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying consolidating statement of income.

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2013, CAMAS had obligations due to CCM and related parties of $5,408.

During the year ended December 31, 2013, CAMAS advanced its majority stockholder $147,989. During the same period, CCM advanced its majority stockholder $40,000. The respective outstanding balances due from stockholders of CAMAS and CCM as of December 31, 2013 were $45,000 and $214,160. These advances are non-interest bearing, unsecured and due on demand.

Note 7 - Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2013 in the consolidating statement of income is as follows:

	CAMAS	CCM	Total
Current:			
Federal			
State	$ 1,260	$ 2,501	$ 3,761
Deferred:			
Federal		(29,340)	(29,340)
State		(11,000)	(11,000)
Total	$ 1,260	$ (37,839)	$ (36,579)

Note 7 - Income Taxes (continued)

Deferred taxes for CCM as of December 31, 2013 consist of:

	Federal	State	Total
Deferred tax asset (long-term)	$ 104,380	$ 35,030	$ 139,410
Valuation allowance	(52,250)	(19,450)	(71,700)
Net deferred tax asset (long-term)	$ 52,130	$ 15,580	$ 67,710

CCM believes a valuation allowance of approximately 50% and 0% of deferred tax assets for NOLs and deferred tax assets for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2013. The change in the valuation allowance for the year ended December 31, 2013 was an increase of $45,120. Deferred tax assets for depreciation and amortization are primarily the result of differences between tax and book depreciation and amortization. Accordingly, CCM has recorded a tax benefit for the year ended December 31, 2013 of $37,839. CCM has net operating loss carry-forwards for federal and state taxes of approximately $418,000 and $432,000, respectively. Federal net operating losses are set to expire in 2032 and 2033, state net operating losses are set to expire in 2019 and 2020.

Note 8 - Profit Sharing Plan

CAMAS sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. CAMAS may, at its discretion, contribute to the plan. Discretionary contributions totaling $314 were made for 2013.

Note 9 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2013 include deposits with clearing broker-dealers of $110,000 and commission's receivable of $1,032,502. CAMAS clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 10 - Indemnifications

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnify some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 10 – Indemnifications (continued)

The Companies provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Companies may also provide standard indemnification to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 11 - Commitments and Other Contingencies

CCM and CAMAS are currently involved in a number of litigation cases with former clients and non-clients claiming breach of contract, breach of fiduciary duty, negligent supervision, all in connection with the alleged misappropriation of assets by a former client representative. Previously, the Companies have paid $40,000 as it relates to these matters. During 2013 CAMAS received $500,000, which is included in cash and recorded as a liability as of December 31, 2013, from the insurance company to cover any additional losses related to these matters. CCM has accrued $225,000 for settlements anticipated to conclude in 2014. The Companies do not expect additional exposure as it relates to these matters, however they intend to defend their position vigorously in the event additional claims arise.

Note 12 - Note Payable

There is a note payable to a lender outstanding accruing interest at 1% due annually. The note is to be repaid in three payments of $16,666 each in May 2016, 2017, and 2018. The note is unsecured.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

Net capital:	
Stockholders' equity	$ 299,074
Deductions and/or charges	
Nonallowable assets:	
Receivables from broker dealers older than 30 days	539
Receivables from mutual fund trails	10,150
Prepaid expenses and other current assets	80,952
Security and NSCC deposits	16,663
Loan to shareholder	45,000
	153,304
Net capital before haircuts on securities positions (tentative net capital)	145,770
Haircuts on securities:	-
Net capital, as defined	$ 145,770
Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 76,595
Commissions payable	1,336,145
Due to affiliates	5,408
Deferred revenue	58,750
Line of credit	26,814
Total aggregate indebtedness	$ 1,503,712
Minimum net capital requirement	$ 100,248
Capital in excess of minimum net capital requirement	$ 45,522
Ratio of aggregate indebtedness to net capital:	
The ratio of aggregate indebtedness to net capital, which is less than the maximum allowable ratio of 15.00 to 1	10.32 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2013	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 145,770
Net capital - per above	$ 145,770

SEE INDEPENDENT AUDITORS' REPORT

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customer; therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
SCHEDULE IV
COMPUTATION OF NET CAPITAL
NATIONAL FUTURES ASSOCIATION
FOR THE YEAR ENDED DECEMBER 31, 2013

Net capital:	
Stockholders' equity	$ 299,074
Deductions and/or charges	
Nonallowable assets:	
Receivables from broker dealers older than 30 days	539
Receivables from mutual fund trails	10,150
Prepaid expenses and other current assets	80,952
Security and NSCC deposits	16,663
Loan to shareholder	45,000
	153,304
Net capital before haircuts on securities positions (tentative net capital)	145,770
Haircuts on securities:	-
Net capital, as defined	$ 145,770
Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 76,595
Commissions payable	1,336,145
Due to affiliates	5,408
Deferred revenue	58,750
Line of credit	26,814
Total aggregate indebtedness	$ 1,503,712
Minimum net capital requirement	$ 45,000
Capital in excess of minimum net capital requirement	$ 100,770

NISIVOCCIA LLP
Certified Public Accountants & Advisors

Mount Arlington Corporate Center
200 Valley Road, Suite 300
Mt. Arlington, NJ 07856
973-328-1825 | 973-328-0507 Fax

Lawrence Business Center
11 Lawrence Road
Newton, NJ 07860
973-383-6699 | 973-383-6555 Fax

Independent Auditors' Report on Internal Accounting Control Required by CFTC Regulation 1.16 and by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc.

In planning and performing our audit of the financial statements of Comprehensive Asset Management and Servicing, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Companies including consideration of control activities and safeguarding the customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore material weaknesses or significant deficiencies may exist that were not identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be, and should not be, used by anyone other than these specified parties.

Mount Arlington, New Jersey
February 12, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050433 FINRA DEC
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING INC 10*10
2001 ROUTE 46 STE 506
PARSIPPANY NJ 07054-1315

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,505

B. Less payment made with SIPC-6 filed (exclude interest) (3,569)
7/31/2013
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3,936

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,936

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,936

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Comprehensive Asset Management and Servicing, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,196,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	15,048,758
(2) Revenues from commodity transactions.	23,473
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,209
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	58
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	48,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,448	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	1,448
Total deductions	15,194,946
2d. SIPC Net Operating Revenues	$ 3,002,027
2e. General Assessment @ .0025	$ 7,505

(to page 1, line 2.A.)